Exhibit 99.3

Call Option Agreement

This Call Option Agreement (this “Agreement”), is made and entered into as of August 31, 2026, by and between YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), and the investor listed on the signature pages to this Agreement (the “Lead Investor,” and such additional investors who execute a joinder to this Agreement (the “Call Option Investors”).

WHEREAS, as of the date hereof, certain investors, including certain investors affiliated with the Lead Investor, are entering into a Share Purchase Agreement (the “Purchase Agreement”) with Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Company”), pursuant to which, among other things, such investors will purchase an aggregate of 283,500 ordinary shares (“Ordinary Shares”) of the Company;

WHEREAS, as of the date hereof, Yorkville is the holder of 1,401 shares of the Company’s preferred shares (“Preferred Shares”); and

WHEREAS, as further inducement for each Call Option Investor to enter into this Agreement, Yorkville desires to grant each Call Option Investor the right to purchase that number of Call Option Shares (as defined below) from Yorkville, at an aggregate purchase price not to exceed the amount set forth opposite such Call Option Investor’s name on Exhibit A, which SP1 Access, LLC shall update after entry into this Agreement for the purpose of allocating in full the 700 Call Option Shares among the Call Option Investors.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants set forth herein, the parties agree as follows:

1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Purchase Agreement.

“Articles of Association” means the Company’s Articles of Association, dated as of September 9, 2025, as amended and/or restated from time to time.

“Business Combination Agreement” means that certain business combination agreement (however titled, including any agreement and plan of merger), by and among Sono Group S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg and wholly-owned subsidiary of the Company, Sports One and the other parties thereto, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Call Option Investors” means the persons set forth on Exhibit A, as may be amended by SP1 Access, LLC from time to time.

“Call Option Period” means the period beginning on the date hereof and ending on the Expiration Date.

“Call Option Price” means, with respect to each Call Option Share, the original issue price per Preferred Share of $29,984.35 as implied by the Exchange Agreement (as defined below), plus all accrued and unpaid dividends on such Call Option Share through the date of the applicable Closing.

“Call Option Securities” means, collectively, all Call Option Shares transferred or transferable pursuant to this Agreement and all Ordinary Shares issued or issuable upon conversion of the Call Option Shares pursuant to the Articles of Association.

“Call Option Shares” means 700 of the Preferred Shares held by Yorkville, representing an aggregate face value of approximately $21,000,000 (being one-half of Yorkville’s total Preferred Share holdings of approximately $42,000,000 in aggregate face value).

“Expiration Date” means the earliest to occur of: (i) the 15th calendar day following the closing of the transactions contemplated by the Business Combination Agreement (the “BCA Closing”); (ii) if the Business Combination Agreement has not been executed and delivered by October 31, 2026, 5:00 P.M. Eastern Time on October 31, 2026; and (iii) if the Business Combination Agreement has been executed and delivered but the BCA Closing does not occur or the Business Combination Agreement is subsequently terminated in accordance with its terms, 5:00 P.M. Eastern Time on the date of such termination or the date on which it becomes reasonably apparent to each of Yorkville and the Lead Investor that the BCA Closing will not occur.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Lead Investor” means SP1 Access, LLC.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. Grant of Call Option.

(a) Right to Purchase. Subject to the terms and conditions of this Agreement, at any time and from time to time during the Call Option Period, each Call Option Investor shall have the right (the “Call Option”), but not the obligation, to purchase from Yorkville up to the number of Call Option Shares set forth opposite such Call Option Investor’s name on Exhibit A as it shall be completed by SP1 Access, LLC.

(b) Exercise Procedures; Closing. To exercise the Call Option, a Call Option Investor shall deliver to Yorkville a written, unconditional and irrevocable notice (an “Exercise Notice”) that such Call Option Investor is exercising the Call Option and specifying (i) the number of Call Option Shares to be purchased, and (ii) the applicable Call Option Price. The closing of each purchase (each, a “Closing”) shall occur on a date and time mutually agreed to by the parties, which date shall be no later than five (5) business days after delivery of such Exercise Notice (or such later date as Yorkville and the Call Option Investor may agree). At each Closing, (A) Yorkville and the applicable Call Option Investor shall enter into a transfer agreement to transfer the applicable Call Option Shares from Yorkville to the Call Option Investor, (B) the Call Option Investor shall pay to Yorkville the total purchase price for the Call Option Shares being purchased in cash by wire transfer of immediately available funds to an account designated by Yorkville in writing, and (C) the applicable Call Option Investor shall execute a joinder to the Exchange Agreement, dated as of December 30, 2024 and as subsequently amended, by and between Yorkville and the Company (the “Exchange Agreement”), by which the Call Option Investor agrees to the obligations set forth in Section 4(h) of such Exchange Agreement, as amended, to sell and transfer Preferred Shares to the Company for no consideration in connection with the conversion of each Preferred Share that is converted into Ordinary Shares in accordance with the formula set forth in such Section 4(h) of the Exchange Agreement.

(c) Conversion of Call Option Shares. Each Call Option Investor acknowledges that the Call Option Shares are convertible into Ordinary Shares in accordance with the terms and conditions set forth in the Articles of Association, the Exchange Agreement and as described below in Section 2(d)(ii). The Call Option Investors acknowledge that (i) the Ordinary Shares issuable upon conversion of the Preferred Shares are listed on Nasdaq, and (ii) the conversion price may fluctuate with market conditions, and therefore, the number of Ordinary Shares issuable upon the conversion of the aggregate of the Call Option Shares may vary.

(d) Beneficial Ownership.

(i) No Call Option Investor shall have the right to exercise any portion of the Call Option pursuant to an Exercise Notice or otherwise if, after giving effect to such exercise, such exercising Call Option Investor, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of Ordinary Shares outstanding. The ownership limitations in this Section 2(d)(i) may be waived by the Call Option Investor upon not less than 65 days’ prior written notice to the Company and Yorkville. Upon the written request of the Call Option Investor, the Company shall, within one (1) trading day, confirm in writing to the Call Option Investor the number of Ordinary Shares then outstanding. Until a Closing, Yorkville will remain authorized to exercise the voting rights on the relevant Call Option Shares subject to such beneficial ownership limitations that apply to it.

(ii) Upon a Closing, the Preferred Shares acquired by an exercising Call Option Investor shall not be convertible into Ordinary Shares if, after giving effect to such conversion, such exercising Call Option Investor and any of its affiliates would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) own in excess of 4.99% of the voting power of the Ordinary Shares outstanding immediately after giving effect to such conversion. Such ownership limitations as set forth in this Section 2(d)(ii) may be waived by any Call Option Investors upon not less than 65 days’ prior written notice to the Company.

3. Representations and Warranties of Yorkville. Yorkville represents and warrants to each Call Option Investor that the following representations and warranties are true and complete as of the date hereof and as of the date of each Closing:

(a) Organization; Good Standing and Corporate Power. Yorkville is an exempt limited company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

(b) Authority. All corporate action required to be taken by the board of directors (or equivalent governing body) of Yorkville in order to enter into this Agreement and to authorize the transfer of the Call Option Securities has been taken, or will be taken, at or prior to the applicable Closing. This Agreement, when executed and delivered by Yorkville, shall constitute a valid and legally binding obligation of Yorkville, enforceable against Yorkville in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) Valid Issuance of Call Option Securities. The Call Option Shares to be transferred pursuant to this Agreement are validly issued, fully paid and nonassessable Preferred Shares of the Company. The Ordinary Shares issuable upon conversion of the Call Option Shares, if issued in accordance with the terms of the Articles of Association, will be validly issued, fully paid and nonassessable, free of restrictions on transfer other than restrictions on transfer under the Company’s organizational documents, applicable U.S. federal and state securities laws, and liens or encumbrances created by the Call Option Investors. Subject to the accuracy of the representations of the Call Option Investors in Section 4 of this Agreement and the filings described in Section 3(d), the Call Option Securities will each be transferred or issued, as applicable, in compliance with all applicable securities laws. Yorkville’s execution, delivery and performance of this Agreement do not and will not (i) conflict with or violate any provision of Yorkville’s memorandum and articles of association, (ii) violate any law applicable to Yorkville, or (iii) conflict with, result in a breach of, or constitute a default under any Transaction Agreement.

(d) Governmental Consents and Filings. Subject to the accuracy of the representations of the Call Option Investors in Section 4 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of Yorkville in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

(e) Ownership of Call Option Shares. Yorkville is the sole record and beneficial owner of the Call Option Shares, free and clear of all liens, pledges, security interests, claims, options, charges, restrictions, or encumbrances of any kind, other than transfer restrictions under applicable securities laws and the limitations on its beneficial ownership that restrict it to 4.99% of the voting power of the total capital of the Company (including due to the voting rights of the Preferred Shares). Yorkville has not granted any options, rights, or other commitments with respect to the Call Option Shares other than the Call Option granted pursuant to this Agreement.

4. Representations and Warranties of the Call Option Investors. Each Call Option Investor hereby represents and warrants to Yorkville, severally and not jointly, that the following representations and warranties are true and complete as of the date hereof and as of each Closing:

(a) Authorization. The Call Option Investor has full power and authority to enter into this Agreement and, if applicable, the Purchase Agreement, and the other agreements contemplated thereby (collectively, the “Transaction Agreements”). Each Transaction Agreement to which the Call Option Investor is a party, when executed and delivered by the Call Option Investor, will constitute a valid and legally binding obligation of the Call Option Investor, enforceable against the Call Option Investor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws affecting enforcement of creditors’ rights generally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Investment Intent. Each Call Option Investor is acquiring the Call Option Securities for its own account for investment purposes only, not as a nominee or agent, and not with a view to resale or distribution. No Call Option Investor has a present agreement or arrangement with any person regarding the sale or transfer of the Call Option Securities.

(c) Disclosure of Information. The Call Option Investor has had an opportunity to discuss the Company’s business, management and financial affairs, and the terms of the offering of the Call Option Securities. The foregoing, however, does not limit or modify the representations and warranties of Yorkville in Section 3 of this Agreement or the Call Option Investor’s right to rely thereon.

(d) Accredited Investor. The Call Option Investor is an “accredited investor” as defined in Regulation D promulgated under the Securities Act and/or Regulation 45-106 respecting Prospectus and Registration exemptions.

(e) No General Solicitation. Neither the Call Option Investor nor, to the Call Option Investor’s knowledge after reasonable inquiry, any of its officers, directors, employees, agents, shareholders, members or partners has either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Call Option Securities.

5. Fees and Expenses. Each party shall bear its own costs in connection with the negotiation and performance of this Agreement.

6. No Disposal or Encumbrance. For so long as this Agreement remains in effect, without the prior written consent of each Call Option Investor, Yorkville shall not sell, transfer, otherwise dispose of, pledge, or otherwise encumber or convert any of the Call Option Shares other than pursuant to this Agreement.

7. Cooperation. At any time or from time to time after the date hereof, each party shall cooperate with the other parties hereto and, at the request of any other party, shall execute and deliver any further instruments or documents and take all such further actions as such party may reasonably request in order to carry out the intent of this Agreement. Further, Yorkville and the Call Option Investors acknowledge that the transfer of Call Option Shares may require the approval of the management board of the Company in accordance with Article 16 of the Articles of Association. Yorkville will use its commercially best efforts to obtain the required approval of the management board of the Company for each sale and transfer.

8. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand or electronic mail delivery (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to Yorkville at the address indicated below and to each Call Option Investor at the address set forth for such Call Option Investor on Exhibit A as it shall be completed by SP1 Access, LLC (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8).

If to Yorkville:	YA II PN, Ltd. 1012 Springfield Avenue Mountainside, NJ 07092

with a copy to:	DLA Piper LLP (US) 555 Mission St #2400 San Francisco, CA 94105
	Attention:	Jeffrey C. Selman
	Email:	Jeffrey.Selman@us.dlapiper.com

9. Termination. This Agreement shall terminate and be of no further force and effect on the Expiration Date; provided that, if any Call Option Investor delivers an Exercise Notice before the Expiration Date, the Call Option shall be deemed timely exercised and this Agreement shall remain in effect with respect to such exercise until the related Closing has occurred; provided, further, that if such Closing has not occurred within five (5) business days after delivery of the Exercise Notice due to the Call Option Investor’s failure to perform its obligations hereunder (and not due to any failure by Yorkville to perform its obligations), the Exercise Notice shall be deemed withdrawn and of no further force or effect, but this Agreement shall otherwise remain in full force and effect with respect to any remaining portion of the Call Option Period.

10. Equitable Relief. The parties agree that (a) any breach of the obligations of any party hereunder will result in irreparable injury to the other parties, for which a remedy at law would be inadequate, and (b) in addition to any relief at law that may be available to each party for such breach and regardless of any other provision contained in this Agreement, each party shall be entitled to injunctive and other equitable relief (including specific performance), without the need to post a bond.

11. Confidentiality. From and after this Agreement, each of Yorkville and each of the Call Option Investors shall, and shall cause their respective Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning this Agreement as contemplated herein (the “Confidential Information”) except to the extent that such party can show that such information (i) is generally available to and known by the public through no fault of such party, any of its affiliates or their respective representatives; or (ii) is lawfully acquired by such party, any of its affiliates or their respective representatives from and after the date hereof from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. In the event that any such party or any of its affiliates or their respective representatives are required by law, rule, regulation or governmental, regulatory or self-regulatory body (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand, legal, regulatory or similar process) (collectively, “Law”) to disclose all or any portion of the Confidential Information, such party agrees, to the extent permitted by applicable Law, to promptly notify in writing the other parties of such request so that the other parties, at their sole cost and expense, may intervene to take legally available steps to resist or narrow such request, including efforts to seek a protective order, reasonable assurance that confidential treatment will be accorded or other appropriate remedy, provided that in the absence of such a protective order or other remedy, such party shall disclose only that portion of such information which such party is advised by its counsel in writing is legally required to be disclosed. Notwithstanding the above, each of Yorkville and each of the Call Option Investors are permitted to disclose and report the Confidential Information (a) to its administrator, auditor, partners, investors, representatives and agents per its customary reporting policies and (b) to the extent necessary to fulfill its obligations under this Agreement.

12. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

13. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. However, neither this Agreement nor any of the rights of the parties hereunder may otherwise be transferred or assigned by any party hereto, except that (a) if Yorkville shall merge or consolidate with or into, or sell or otherwise transfer substantially all its assets to, another company which assumes Yorkville’s rights and obligations under this Agreement, Yorkville may assign its rights hereunder to that company, and (b) each Call Option Investor may assign its rights and obligations hereunder to any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Call Option Investor. Any attempted transfer or assignment in violation of this Section 13 shall be void.

14. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

15. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16. Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Yorkville and the Call Option Investors holding the right to acquire a majority of the Preferred Shares that all Call Option Investors at such time still have the right to acquire; provided that no amendment, modification, supplement or waiver shall, without the prior written consent of the Lead Investor, (a) reduce the number of Call Option Shares issuable to the Lead Investor, (b) change the Call Option Price applicable to the Lead Investor, (c) shorten the Call Option Period applicable to the Call Option Investors, or (d) adversely affect the Lead Investor in a manner disproportionate to the other Call Option Investors. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18. Governing Law; Submission to Jurisdiction. This Agreement shall be governed in all respects by the internal laws of the State of New York as applied to agreements entered into and to be performed entirely within New York, without regard to principles of conflicts of law. Each of the parties hereby submits and consents irrevocably to the exclusive jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan and the United States District Court for the Southern District of New York for the interpretation and enforcement of the provisions of this Agreement.

19. Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action; (b) such party has considered the implications of this waiver; (c) such party makes this waiver voluntarily; and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 19.

20. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Call Option Agreement on the date first written above.

YORKVILLE:

YA II PN, Ltd.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

By:	Yorkville Advisors Global II, LLC
Its:	General Partner

By:	/s/ Troy Rillo
Name:	Troy Rillo
Title:	Partner

[Signature Page to Call Option Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Call Option Agreement on the date first written above.

CALL OPTION INVESTOR:

SP1 ACCESS, LLC

By:	/s/ Christopher Kelly
Name:	Christopher Kelly
Title:	Manager

[Signature Page to Call Option Agreement]

EXHIBIT A

SCHEDULE OF CALL OPTION INVESTORS

Name and Address of Call Option Investor	Maximum Call Option Investment Amount (USD)
SP1 Access, LLC 1209 Orange Street Wilmington, DE 19801	$29,984.35 x 700 = $20,989,045